UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
              UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         COMMISSION FILE NUMBER: 0-32321


                           NEVADA HOLDING GROUP, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Nevada                                88-0440989
----------------------------------------    ------------------------------------
(State of jurisdiction of Incorporation)    (I.R.S. Employer Identification No.)


4729 Lomas Sante Fe Street, Las Vegas, Nevada                         89147-6028
---------------------------------------------                         ----------
  (Address of principal executive offices)                            (Zip Code)

                                 (702) 220-3120
              ---------------------------------------------------
              (Registrants telephone number, including area code)


     Securities to be registered pursuant to Section 12(b) of the Act: NONE

       Securities to be registered pursuant to Section 12(g) of the Act:

         Title of each class                  Name of each exchange on which
         to be so registered              each class is sought to be registered
         -------------------              -------------------------------------

   Common Shares; $0.001 Par Value            OTC Electronic Bulletin Board


TOTAL NUMBER OF PAGES: 64

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                TABLE OF CONTENTS

PART I ....................................................................... 3

  ITEM 1 DESCRIPTION OF BUSINESS ............................................. 3
  ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION .......... 11
  ITEM 3 DESCRIPTION OF PROPERTY ................ 12
  ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ..... 12
  ITEM 5 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ....... 13
  ITEM 6 EXECUTIVE COMPENSATION ............................................. 13
  ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ..................... 14
  ITEM 8 DESCRIPTION OF SECURITIES .......................................... 14

PART II ..................................................................... 17

  ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON
         EQUITY AND OTHER RELATED SHAREHOLDER MATTERS ....................... 17
  ITEM 2 LEGAL PROCEEDINGS .................................................. 18
  ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ...................... 18
  ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES ............................ 18
  ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS .......................... 19

PART F/S .................................................................... 22

  ITEM 1 INDEX TO FINANCIAL STATEMENTS ...................................... 22

PART III .................................................................... 30

  ITEM 1 INDEX TO EXHIBITS .................................................. 30

SIGNATURES .................................................................. 30

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

TMA, Inc. (the "Company") was incorporated under the laws of the State of Nevada on October 28, 1999. The Company filed an Amended Articles of Incorporation on December 22, 2000, changing the name of the Company from TMA, Inc. to Nevada Holding Group, Inc. The Company's activities have been limited to capital formation and the funding of the proposed acquisition of Terra Moya Aqua, Inc., a Wyoming corporation. The Company determined that the intent of the investors that purchased shares of TMA, Inc. was to eventually own shares of Terra Moya Aqua, Inc., a Wyoming corporation. Therefore, the Company determined that it was in the best interest of the shareholders to convert the notes receivable and loan receivable from Terra Moya Aqua, Inc. into a 10% Convertible Note. On December 15, 2000, the 10% Convertible Note was exercised into a total of 994,800 shares of Terra Moya Aqua, Inc. At this time the letter of intent was cancelled. On December 22, 2000, Terra Moya Aqua, Inc. declared a 3 for 1 stock split that was declared by their Board of Directors. This provided an additional 1,989,600 shares of Terra Moya Aqua, Inc. that was distributed to the shareholders of the Nevada Holding Group, Inc. This distribution was made in the form of a stock distribution and occurred on December 29, 2000. Presently, the Company has changed their focus to provide consulting services to management and acquiring a minority equity position in companies that are looking for a way to increase the value of their companies.

Although the Company's financial resources are severely limited, the Company intends to continue to seek corporate opportunities. The Company's principal business objective is to seek long-term growth potential in a business venture, rather than to seek immediate, short-term earnings. The Company does not restrict its search to any specific business, industry or geographical location. The Company has not produced any revenues from its intended purpose and is defined as a development stage company.

Nevada Holding Group, Inc. has adopted the policy to provide management services and acquire equity positions in companies that will provide the shareholders with potential for increases in their shareholder equity. The Company will provide bridge capital, development of superior management teams, implement successful marketing programs when appropriate and then file registration statements to facilitate the public market for their securities. Nevada Holding Group, Inc. is in a position to perform positively for its shareholders. That is the ultimate goal of the Company.

FORWARD LOOKING STATEMENTS

Certain information detailed within this registration statement is based on forward-looking statements. Generally, the words; "anticipates," "believes," "expects," "intends" and similar expressions identify such forward-looking statements. Forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are current only as of the date of this registration statement.

All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risk involved with investing in a development stage company. When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of forward-looking statements contained in this registration statement should be adhered to.

The Company has a limited operating history and revenues and must be considered in the early development stages of embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including competition, the absence both of a long-term operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

RISK FACTORS

The Company is in the development stage and the market it intends to compete within is new and emerging. There are several competitors within the marketplace that have significantly greater financial and management resources than that of the Company. The following section describes some of the risk factors specific to the Company. Individuals should carefully consider the following risk factors, in addition to the other information presented in this registration statement, when evaluating the Company's business. Any of the following risks could seriously harm the business and/or prevent the furtherance of the business.

RISK FACTORS RELATING TO NEVADA HOLDING GROUP, INC.

A. LIMITED OPERATING HISTORY TO EVALUATE.

The Company was incorporated under the laws of the State of Nevada on October 28, 1999 as TMA, Inc. The Company filed an Amended Articles of Incorporation on December 22, 2000, changing the corporate name to Nevada Holding Group, Inc. The Company originally was incorporated to acquire a wind generation company, Terra Moya Aqua, Inc. on a share for share basis. The Company proceeded with a letter of intent that was eventually converted into a 10% Convertible Note. On December 15, 2000, the 10% Convertible Note was exercised into a total of 994,800 shares of Terra Moya Aqua, Inc. At this time the letter of intent was cancelled. On December 22, 2000, Terra Moya Aqua, Inc. declared a 3 for 1 stock split, which was declared by their Board of Directors. This provided an additional 1,989,600 shares of Terra Moya Aqua, Inc. that was distributed to the shareholders of Nevada Holding Group, Inc. This distribution was made in the form of a stock distribution and occurred on December 29, 2000.

The Company has adopted a business plan to establish itself and become actively engaged in providing start-up and ongoing management services to companies. The Company's goal is to acquire strategic positions in potentially profitable enterprises that will enhance the value of its holdings. The Company has adopted a strategy of seeking opportunities to realize significant gains through the selective participation in companies with early round financing. The Company believes that this strategy provides the ability to significantly increase shareholder value, as well as provide capital to support the growth in the Company's subsidiaries and investments. The Company's strategy also envisions and will promote opportunities for synergistic business relationships among the companies within its portfolio. This unique method of generating equity for its shareholders will focus on early stage companies.

The Company has a limited operating history and revenues and must be considered in the early development stages of embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including competition, the absence both of a long-term operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

B. NEED FOR ADDITIONAL WORKING CAPITAL.

As of December 31, 2000, the Company had no working capital and faces the need for substantial additional working capital in the near future. The Company raised a total of $59,100.00 during the month of January 2001. This was accomplished utilizing a Private Placement pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company offered the common shares at a price of $0.10 per share and issued a total of 591,000 shares. The offering has been completed. The Company could be required to seek other sources of financing. No assurance can be given that the Company will have other financing available, if required; or if available, will be available on terms and conditions satisfactory to management.

The Company has prepared audited financial statements as of December 31, 2000, reporting the Company's ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

C. THE PROGRESS AND OVERALL SUCCESS OF THE COMPANY IS SUBSTANCIALLY DEPENDENT UPON THE ABILITIES OF THE CURRENT OFFICERS AND DIRECTORS OF THE COMPANY.

The Company's performance and operating results are substantially dependent on the continued service and performance of its two officers and directors. There can be no assurance that the Company can retain its key technical employees or that the Company will be able to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of any of the Company's key employees or the inability to attract and retain the necessary technical, sales and other personnel would likely limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. Furthermore, the current officers and directors are involved with employment other than that of the Company, which may take time from developing the business of the Company and effect the overall success.

D. COMPETITION.

The Company will face competition in terms of making other acquisitions. The Company is a minor participant among firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's limited financial resources, the Company will be at a significant competitive disadvantage compared to the Company's competitors in making desirable acquisitions. Also, the Company may be competing with other small, public companies located in the United States.

E. LACK OF CASH DIVIDENDS.

The Company has not paid any cash dividends on its Common Shares to date and there are no plans for paying cash dividends in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no assurance, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

F. PRODUCT LIABILITY.

The Company presently does not maintain any product liability insurance and will not secure such insurance until the Company deems it necessary. Ultimately, such coverage may be a requirement under certain agreements. As a result of the Company's limited operations to date, no threatened or actual claims have been made upon the Company for product liability.

G. SHARES SUBJECT TO RULE 144.

On January 31, 2001, the Company had 900,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for two years from the date the securities were purchased from the issuer, or an affiliate of the issuer and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than one year may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding restricted shares are available for resale pursuant to Rule 144. The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares if a market for the Common Shares should develop in the future.

H. OTHER NON PUBLIC SALES OF SECURITIES.

As part of the Company's plan to raise additional working capital, the Company may make a limited number of offers and sales of its Common Shares to qualified investors in transactions that are exempt from registration under the 1933 Act. Other offers and sales of Common Shares may be at prices per share that are higher or lower than the price of the Common Shares in this registration statement. There can be no assurance the Company will not make other offers of its securities at different prices, when, in the Company's discretion, such prices are deemed by the Company to be reasonable under the circumstances.

I. NO ASSURANCE OF LIQUIDITY.

There is currently no public market for the Common Shares or any other securities of the Company and there can be no assurance that a trading market will develop in the future.

BUSINESS STRATEGY

Although the Company's financial resources are severely limited, the Company intends to continue to seek corporate opportunities. The Company's principal business objective is to seek long-term growth potential in a business venture, rather than to seek immediate, short-term earnings. The Company does not restrict its search to any specific business, industry or geographical location.

The Company is presently able to participate only in a very limited number of business ventures, due primarily to the Company's lack of capital. Lack of diversification, which the Company presently experiences, is a risk in investing in the Company because it limits the ability of the Company to offset potential losses from one venture against gains from another and will expose the Company to the cyclical and other risks of any business in which it invests.

The Company will be seeking business opportunities in firms that have recently commenced operations or are developing companies in need of additional capital for expansion into new products or markets, seeking to develop a new product or service or are established businesses that may be experiencing financial or operating difficulties and are in need of additional capital. In some instances, a business opportunity may involve the acquisition of a company that does not need cash, but which desires to be part of a corporation with a public trading market for its stock. The Company may, depending on its opportunities, purchase assets, with its common stock and establish a wholly owned subsidiary in various business or purchase existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate may be complicated. However, because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, there will be opportunities available to the Company.

The Company has adopted a business plan to establish itself and become actively engaged in providing start-up and ongoing management services to companies. The Company's goal is to acquire strategic positions in potentially profitable enterprises that will enhance the value of its holdings. The Company has adopted a strategy of seeking opportunities to realize significant gains through the selective participation in companies with early round financing. The Company believes that this strategy provides the ability to significantly increase shareholder value, as well as provide capital to support the growth in the Company's subsidiaries and investments. The Company's strategy also envisions and will promote opportunities for synergistic business relationships among the companies within its portfolio. This unique method of generating equity for its shareholders will focus on early stage companies.

The shareholders of the Company will have an opportunity to invest in all the different businesses and, in doing so, can spread the risk with other investors and also maximize success by acquiring an interest in all the businesses that succeed and become publicly trading.

Decisions regarding future acquisitions will be made by the management of the Company that will in all probability act without the consent, vote or approval of the Company's shareholders. The Company presently has no other agreements, understandings or arrangements to acquire or participate in any specific business opportunity.

The Company does not restrict its search to any specific kind of business, but may acquire a venture that is in any stage of its corporate life, including but not limited to; companies in the development stage and those already in operation. It is impossible to predict at this time the status or maturity of any business in which the Company may become engaged through acquisition or otherwise. The results of the Company's past acquisitions are not any indication of the results of any future acquisitions.

EVALUATION OF OPPORTUNITIES

Analysis of new business acquisitions will be undertaken by or under the supervision of the officers and directors of the Company. None of the officers and directors of the Company are professional business analysts. In analyzing prospective business opportunities management considers such matters as the available technical, financial and managerial resources, working capital and other financial requirements. The history of the company if any, the prospects for the future, nature of present and expected competition, the quality and experience of management services that may be available and the depth of such management. The Company will evaluate the potential for further research, development or exploration. Specific risks factors not now foreseeable, but which may be anticipated that may impact proposed activities, will be considered in the evaluation of target companies.

In any business opportunity, the Company may become party to a merger, consolidation, joint venture, reorganization or licensing agreement with another corporation or entity. It may also purchase the stock or assets of an existing business. On the consummation of a transaction, it is possible that the present management and shareholders of the Company will not be in control of the company. In addition, a majority of all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the target company and the relative negotiating strength of the Company and such other management.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that may develop in the Company's common stock may adversely affect the market for such securities.

As part of the Company's investigation, officers and directors of the Company may meet with management and key personnel of a target company, may visit and inspect facilities, obtain independent analysis or verification of certain information provided by such company, check references of management and key personnel and take other reasonable investigative measures to the extent that the Company's limited financial resources and management expertise allow.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue code of 1954, as amended (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of all the classes of stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which could result in significant dilution in the percent of ownership of such shareholders.

With respect to any mergers or acquisitions, negotiations with target company management will be expected to focus on the percentage of the Company that target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target companies assets and liabilities, the Company's shareholders will, in all likelihood, hold a lesser percentage ownership interest in the Company following any merger or acquisition. Such dilution of ownership interest may be significant in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders, including those shareholders who continue their investment.

It is probable that in the near term, the Company will not have sufficient working capital to undertake any significant development, marketing or manufacturing for any company that may be acquired. Following the acquisition of any such company, the Company may be required to either seek additional debt or equity financing or obtain funding from third parties, in exchange for which the Company may be required to give a substantial portion of its interest in the acquired company. There can be no assurance that the Company will be able to obtain additional financing or to interest their parties in providing funding for the further development of any companies acquired.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, set forth remedies on default and will include other terms typical in transactions of such nature.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting, execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention. In addition, the Company will incur substantial costs for accountants, attorneys and other professional consultants. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Furthermore, even if an agreement is reached for the participation in a specific business opportunity, the failure to consummate that transaction may result in the loss to the Company of the related costs incurred.

As is customary in the industry, the Company may pay a finder's fee for locating a merger or acquisition candidate and for location of additional financing. If any such fee is paid, it will be approved by the Company's board of directors and will be in accordance with industry standards. This type of fee would not be paid to any employee, officer, director or a 5% or more shareholder of the Company.

THE COMPANY'S FUTURE SERVICES

Nevada Holding Group, Inc. will offer management services and evaluate potential businesses, focusing specifically on the higher potential enterprises that have the business dynamics necessary to be successful in today's business environment. The Company will provide services to both subscriber venture capital investors and acquired businesses that it will develop through the following services:

     ACQUISITION/DUE DILIGENCE: These potential business partners or acquisitions will be put through a gauntlet of critique, scrutiny and due diligence in determining whether or not they are an appropriate candidate. If a candidate is successful, they will be recommended to the board of directors for development or acquisition.

     OVERSIGHT MANAGEMENT OF ACQUIRED BUSINESSES: To protect and nurture the investments of the shareholders, as well as their own investment, the Company's management will be responsible for hiring and supervising the operational teams managing the specific businesses.

     SUPERVISION: The Company's management will supervise the operations teams to insure that they are properly applying the Company's business practices, processes, technology and applications to their respective business.

     ACCOUNTABILITY: The operations management teams will present monthly financial and operating statements to Nevada Holding Group, Inc.'s management, to verify that the acquired businesses are adequately progressing through their business plans.

THE CORPORATE MISSION

The Company's mission is to provide management services and acquire strategic positions in potentially profitable enterprises that will enhance the value of its holdings. The Company has adopted a strategy of seeking opportunities to realize significant gains through the selective participation in companies with early round financing. The Company believes that this strategy provides the ability to significantly increase shareholder value, as well as provide capital to support the growth in the Company's subsidiaries and investments. The Company's strategy also envisions and will promote opportunities for synergistic business relationships among the companies within its portfolio. This unique method of generating equity for its shareholders will focus on early stage companies. Nevada Holding Group, Inc. is in a position to perform positively for its shareholders. That is the ultimate mission of the Company.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The following Management's Discussion and Analysis of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this registration statement. The following should be read in conjunction with our audited Consolidated Financial Statements included within this registration statement.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000.

The Company had a net loss of ($84,942) in the year ending December 31, 2000. The Company did not have any activities during the year ending December 31, 1999, that it could make comparisons to. The loss included the acquisition costs of $70,850 that were written off with regard to the proposed acquisition of Terra Moya Aqua, Inc. Although theses costs were written off, the shareholders of the Company benefited from the Company's activities. The Company entered into a "Letter of Intent" with Terra Moya Aqua, Inc. to acquire all of the issued and outstanding shares. The "Letter of Intent" was converted into a 10% Convertible Note on May 22, 2000. On December 15, 2000, the 10% Convertible Note was exercised into a total of 994,800 shares of Terra Moya Aqua, Inc. At this time the letter of intent was cancelled. On December 22, 2000, Terra Moya Aqua, Inc. declared a 3 for 1 stock split, which was declared by their Board of Directors. This provided an additional 1,989,600 shares of Terra Moya Aqua, Inc. that were distributed to the shareholders of Nevada Holding Group, Inc. on December 29, 2000.

ANALYSIS OF FINANCIAL CONDITION

During January 2001, the Company raised working capital of $59,100.00 from 22 non-affiliated investors pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company could face the need for substantial additional working capital in the near future. The Company will be required to seek sources of financing. No assurance can be given that the Company will have other financing available, if required; or if available, will be available on terms and conditions satisfactory to management.

The Company has prepared audited financial statements as of December 31, 2000, reporting that the Company's ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

As part of the Company's plan to raise additional working capital, the Company may make a limited number of offers and sales of its Common Shares to qualified investors in transactions that are exempt from registration under the 1933 Act. Other offers and sales of Common Shares may be at prices per share that are higher or lower than the price of the Common Shares in this registration statement. There can be no assurance the Company will not make other offers of its securities at different prices, when, in the Company's discretion, such prices are deemed by the Company to be reasonable under the circumstances.

ITEM 3. DESCRIPTION OF PROPERTY.

Nevada Holding Group, Inc. does not have any property and at this time has no agreements to acquire any property. The Company currently utilizes corporate office space from its Chairman of the Board on a rent-free basis. The Company was not required to make a security deposit.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

At January 31, 2001, the Company had 3,404,400 Common Shares issued and outstanding. The following tabulates the holdings of Common Shares of the Company by each person who holds of record or is known by management of the Company to own beneficially more than 5% of the Common Shares and, in addition, by all directors and officers of the Company, individually and as a group:

                                              NUMBER OF               PERCENT
NAME AND ADDRESS                               SHARES                 OF CLASS
----------------                               ------                 --------
Melanie S. Meinders (1)
4729 Lomas Sante Fe Street
Las Vegas, Nevada 89147-6028                   300,000                  8.81%


Charles E. Jordan, Sr. (1)
4901 South Ammons Street
Suite 1-C
Littleton, Colorado 80123                      300,000                  8.81%

Richard L. Brown (2)
4901 South Ammons Street
Suite 1-C
Littleton, Colorado 80123                      300,000                  8.81%

Venture Funding Group, Inc. (3)
4729 Lomas Sante Fe Street
Las Vegas, Nevada 89147                        300,000                  8.81%

James W. Dunn
502 North Santa Fe
Anthony, Kansas 67003                          214,000                  6.29%
                                               -------                 ------
ALL OFFICERS/DIRECTORS AS A GROUP (TWO)        600,000                 17.62%

----------
(1) Melanie S. Meinders and Charles E. Jordan, Sr. are officers and directors of the Company.
(2)  Richard L. Brown would be classified as a promoter of the Company
(3)  Melanie S. Meinders is a minority  shareholder  in Venture  Funding  Group,
     Inc.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of the members of the Company's Board of Directors, executive officers and the position with the Company held by each:

      NAME                        AGE              POSITION
      ----                        ---              --------
Melanie S. Meinders               27           Chairman of the Board, Chief
                                               Executive Officer and President

Charles E. Jordan, Sr.            53           Director and Secretary

Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of business experience of each director and executive officer of the Company.

MELANIE S. MEINDERS. Mrs. Meinders has been the Chairman of the Board, Chief Executive Officer and President since the Company was founded. Mrs. Meinders has served as the Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer of e-Com Holdings, Inc. since August 1, 1999. e-Com Holdings, Inc. is an inactive corporation. Mrs. Meinders was a Vice President and Secretary of e-Com Holdings, Inc. from December 1, 1995 through July 31, 1999. Mrs. Meinders has been the Chairman of the Board, Chief Executive Officer, President and Secretary of Solar Energy Corp. since it was founded on October 28, 1999. Solar Energy Corp. is an inactive corporation. Mrs. Meinders has been a Vice President and Secretary of Venture Funding Group, Inc. since September 22, 1997. Mrs. Meinders has been a Vice President and Secretary of High Desert Consultants, Inc. since November 8, 1996.

CHARLES E. JORDAN, SR. Mr. Jordan has been a Director and Secretary of the Company since December 22, 2000. Mr. Jordan has been a Director and President of Performance Strategies, Inc. since September 15, 1997. Mr. Jordan has over 26 years of experience in the securities industry at various regional and national brokerage firms. Mr. Jordan has held positions as Regional Manager, Branch Manager, Broker Trainer and Securities Broker. Mr. Jordan achieved rankings such as being ranked in the top ten percent of 1200+ brokers in his firm. Mr. Jordan was also the number one branch producer on numerous occasions. Since 1977, Mr. Jordan has been involved in the securities industry and more recently his background has been in the financial public relations and consulting field. Mr. Jordan attended college at Grossmont and Southwestern colleges in San Diego, California.

ITEM 6. EXECUTIVE COMPENSATION.

The Company does not presently provide group medical or life insurance for its employees, although the Board of Directors may recommend such plans be adopted in the future.

The officers and directors have agreed that they will not receive any salary or compensation for their services until such time as the Company is profitable. After the Company is profitable, the officers and directors will be retained under employment contracts containing adequate compensation and benefits to insure the proper growth and development of the Company. All the employment agreements will be approved by the Board of Directors.

In addition, the Company may provide, at the discretion and approval of the Board of Directors, incentives to these key individuals in the form of stock options to purchase Common Shares of the Company.

No officer of the Company receives any additional compensation for his services as a director. However, directors are entitled to be reimbursed for reasonable and necessary out-of-pocket expenses incurred by them in connection with meetings of the Board of Directors or other matters of Company business.

The Board of Directors of the Company approved the Stock Option Plan of the Company on October 28, 1999. The purpose of the Plan and of granting options to specified employees is to further the growth, development and financial success of the Company and its subsidiaries by providing additional incentives to certain key employees holding responsible positions by assisting them to acquire Common Shares and to benefit directly from the Company's growth, development and financial success. To date, the Company has not issued any options to these key employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On October 28, 1999, the Company issued 600,000 Common Shares, par value $0.001 to Melanie S. Meinders in exchange for $600.00 cash and services, valued at $5,400.00, in connection with the establishment of the Company and for services as the sole officer and director of the Company. Mrs. Meinders was the Company's sole shareholder who served as the Chairman of the Board, Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company. Mrs. Meinders resigned as Secretary of the Company on November 15, 1999. From time to time, the Company may utilize the services of High Desert Consultants, Inc. and Venture Funding Group, Inc. These services are performed for the benefit of the Company at prices that are discounted to the competition. Mrs. Meinders is a minority shareholder in High Desert Consultants, Inc. and Venture Funding Group, Inc. Mrs. Meinders does not receive any compensation from High Desert Consultants, Inc. or Venture Funding Group, Inc. with regard to the services that are performed for the Company.

ITEM 8. DESCRIPTION OF SECURITIES.

COMMON SHARES

The Company's Articles of Incorporation authorize the issuance of up to 50,000,000 Common Shares, par value $0.001 per share. Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. Cumulative voting is not authorized by the Articles of Incorporation.

Holders of outstanding Common Shares are entitled to those dividends declared by the Board of Directors out of legally available funds and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive ratably the net assets of the Company available to the shareholders.

Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares are and all un-issued Common Shares, when offered and sold will be, duly authorized, validly issued, fully paid and non-assessable. To the extent that additional Common Shares of the Company are issued, the relative interests of the then existing shareholders may be diluted.

DIVIDEND POLICY

Holders of Common Shares are entitled to dividends in the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. The Company has not paid any cash dividends on its Common Shares since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

STOCK DISTRIBUTIONS

The Company has distributed common shares of Terra Moya Aqua, Inc., to the shareholders in the form of a stock distribution. The Company acquired a total of 994,800 common shares of Terra Moya Aqua, Inc., a Wyoming corporation from the exercise of a 10% Convertible Note. The Demand for Exercise of the 10% Convertible Note with Terra Moya Aqua, Inc. was completed on December 15, 2000. The distribution of the Terra Moya Aqua, Inc. shares was completed on December 29, 2000. It is the intent of the Company to continue the policy of acquiring positions in companies that the Company provides management services for. These shares will be distributed to the shareholders of the Company as stock distributions at the discretion of the Company. The Company will retain a 5% equity position in these companies.

On January 31, 2001, the Board of Directors of the Company declared a 100% stock dividend to be distributed to the shareholders of record on January 31, 2001. The stock distribution increased the number of issued and outstanding shares to 3,404,400.

MARKET FOR COMMON SHARES

There is currently no public market for the Common Shares of the Company and there can be no assurance that a trading market will develop in the future. Further, the outstanding Common Shares are restricted securities as that term is defined in Rule 144 under the 1933 Act, and can not be resold without registration under the 1933 Act or an exemption from registration.

PREFERRED SHARES

The Company has no outstanding Preferred Shares.

STOCK OPTIONS

The Board of Directors of the Company approved the Stock Option Plan of the Company on October 28, 1999. The purpose of the Plan and of granting options to specified employees is to further the growth, development and financial success of the Company and its subsidiaries by providing additional incentives to certain key employees holding responsible positions by assisting them to acquire Common Shares and to benefit directly from the Company's growth, development and financial success. To date, the Company has not issued any options to these key employees.

The Company has no outstanding stock options to purchase common stock of the Company.

WARRANTS

The Company has no outstanding warrants to purchase common stock of the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares will be maintained by High Desert Consultants, Inc. for the Company, until such time as there are enough stockholders to require outside services. The Company will enter into a contract with Securities Transfer Corporation, 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248 or Pacific Stock Transfer Company, P. O. Box 93385, Las Vegas, Nevada 89193, prior to the shares becoming publicly trading. The Company will apply for a Cusip Number upon the filing of the 10SB12G with the Securities and Exchange Commission.

                                    PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS.

MARKET PRICE

There is no trading market for the Company's Common Stock at the present time and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock". The Securities and Exchange Commission had adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
(i) obtain financial information and investment experience and objectives of the person and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau. No assurance can be given by the Company that any of the above events will occur.

DIVIDENDS

The Company has not paid any cash dividends to date and has no plans to do so in the immediate future.

On January 31, 2001, the Board of Directors of the Company declared a 100% stock dividend to be distributed to the shareholders of record on January 31, 2001. The stock distribution increased the number of issued and outstanding shares to 3,404,400.

STOCK DISTRIBUTIONS

The Company has distributed common shares of Terra Moya Aqua, Inc., to the shareholders in the form of a stock distribution. The Company acquired a total of 994,800 common shares of Terra Moya Aqua, Inc., a Wyoming corporation from the exercise of a 10% Convertible Note. The Demand for Exercise of the 10% Convertible Note with Terra Moya Aqua, Inc. was completed on December 15, 2000. The distribution of the Terra Moya Aqua, Inc. shares was completed on December 29, 2000. It is the intent of the Company to continue the policy of acquiring positions in companies that the Company provides management services for. These shares will be distributed to the shareholders of the Company as stock distributions at the discretion of the Company. The Company will retain a 5% equity position in these companies.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any legal proceedings. None of the Company's property is subject to any material pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

On October 28, 1999, the Company was incorporated under the laws of the State of Nevada. The Company issued 600,000 Common Shares to the founder for consideration of $600.00 cash and services valued at $5,400.00. The average cost per share to the founder was $0.001 per share.

The date, title and amount of unregistered securities sold/issued by the Nevada Holding Group, Inc. are as follows:

1.   Date: 11/1/99 -- 11/20/99            Number of Shares  400,000

           Total Offering Price:          $1,250.00 per Unit
           Total Number of Units:         80 Units
           Each Unit Consists of:         5,000 Common Shares
           Total Proceeds:                $100,000.00
           Principal Underwriter:         None
           Total Commissions:             None
           Net Proceeds:                  $100,000.00
           Commissions Paid:              None
           Purchasers:                    80 non-affiliated private investors.
           Exemption From Registration:   The statutory exemption, which the
                                          Company relied on was Regulation D,
                                          Rule 504 of the United States
                                          Securities Act of 1933, as amended.

2.   Date: 1/29/00 -- 11/20/00            Number of Shares  111,200

           Total Offering Price:          $4.00
           Total Proceeds:                $444,800.00
           Principal Underwriter:         None
           Total Commissions:             None
           Net Proceeds:                  $444.800.00
           Commissions Paid:              None
           Purchasers:                    27 non-affiliated private investors.
           Exemption From Registration:   The statutory exemption, which the
                                          Company relied on was Regulation D,
                                          Rule 506 of the United States
                                          Securities Act of 1933, as amended.

3.   Date: 1/11/01  --  1/30/01           Number of Shares  591,000

           Total Offering Price:          $0.10
           Total Proceeds:                $59,100.00
           Principal Underwriter:         None
           Total Commissions:             None
           Net Proceeds:                  $59,100.00
           Commissions Paid:              None
           Purchasers:                    22 non-affiliated private investors.
           Exemption From Registration:   The statutory exemption, which the
                                          Company relied on was Regulation D,
                                          Rule 504 of the United States
                                          Securities Act of 1933, as amended.

On January 31, 2001, the Board of Directors of the Company declared a 100% stock dividend to be distributed to the shareholders of record on January 31, 2001. The stock distribution increased the number of issued and outstanding shares to 3,404,400.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

NEVADA STATUTES

Section 78.751 of Nevada law authorizes a Nevada corporation to indemnify its officers and directors against claims or liabilities arising out of such person's conduct as officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.

The Articles of Incorporation provide for indemnification of the directors and officers of the Company. In addition, Article IX of the By-Laws of the Company provide for indemnification of the directors, officers, employees or agents of the Company.

In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

Nevada's "Combination with Interested Stockholders Statute" and "Control Share Acquisition Statute" may have the effect of delaying or making it more difficult to effect a change in control of the Company.

The Combination with Interested Stockholders Statute prevents an "interested stockholder" and an applicable Nevada corporation from entering into a "combination," unless certain conditions are met. A combination means any merger or consolidation with an "interested stockholder," or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an "interested stockholder" having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of a corporation; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of a corporation; or (iii) representing 10% or more of the earning power or net income of the corporation. An "interested stockholder" means the beneficial owner of 10% or more of the voting shares of a corporation, or an affiliate or associate thereof. A corporation may not engage in a "combination" within three years after the interested stockholder acquires his shares unless the combination or purchase is approved by the Board of Directors before the interested stockholder acquired such shares. If approval is not obtained, after the expiration of the three-year period, the business combination may be consummated with the approval of the Board of Directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; or (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher.

Nevada's Control Share Acquisition Statute prohibits an acquirer, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless the acquirer obtains the approval of the target corporation's stockholders. The Control Share Acquisition Statue specifies three thresholds; one-fifth or more but less than one-third or more but less than a majority, and a majority or more, of the voting power of the corporation in the election of directors. Once an acquirer crosses one of the above thresholds, those shares acquired in such offer or acquisition and those shares acquired within the preceding ninety days become Control Shares and such Control Shares are deprived of the right to vote until disinterested stockholders restore the right. The Control Share Acquisition Statue also provides that in the event Control Shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the Control Shares are entitled to demand payment for the fair value of their shares.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

CHANGES IN CONTROL

The Company is not aware of any arrangement, including the pledge by any person of securities of the Company, which may at a subsequent date result in a change in control of the Company.

EMPLOYEES

As of the date of this Memorandum, the Company had two employees, including its President and Secretary. The Company's employees are both involved in the management and administrative functions. The Company also engages, from time to time, services of outside consultants to assist it in various functions. The Company may allocate a portion of its working capital for part-time secretarial and other services required by it. Management believes that it will expand its work force over the next twelve (12) months.

                                    PART F/S

ITEM 1   INDEX TO FINANCIAL STATEMENTS

The following financial statements were prepared by the Company and were audited by Ovist & Howard, Inc., Certified Public Accountants, a Professional Services Corporation, 7 Commerce Center Drive, Suite A, Henderson, Nevada 89014. The statements include an Independent Auditor's Report, Balance Sheet as of December 31, 2000, Statement of Operations for the period from inception (October 28, 1999) through December 31, 2000, Statement of Cash Flows for the period from inception (October 28, 1999) through December 31, 2000, Shareholders' Equity for the period from inception (October 28, 1999) through December 31, 2000 and Notes to the Financial Statements.

                INDEX TO FINANCIAL STATEMENTS - DECEMBER 31, 2000

         INDEPENDENT  AUDITORS' REPORT .............................. 23

         BALANCE SHEET .............................................. 25

         STATEMENT OF OPERATIONS .................................... 26

         STATEMENT OF STOCKHOLDERS' EQUITY .......................... 27

         STATEMENT OF CASH FLOW ..................................... 28

         NOTES TO FINANCIAL STATEMENTS .............................. 29

                              OVIST & HOWARD, INC.
                          Certified Public Accountants
                       A Professional Services Corporation
                             7 Commerce Center Drive
                                     Suite A
                             Henderson, Nevada 89014
                               Tel: (702) 456-1300
                               Fax: (702) 456-6155

                          INDEPENDENT AUDITOR'S REPORT

Nevada Holding Group, Inc.
Las Vegas, Nevada

     We have audited the accompanying balance sheet of Nevada Holding Group, Inc. (A development stage company) as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2000 and the period of October 28, 1999 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevada Holding Group, Inc. (A development stage company), as of December 31, 2000 and the results of its operations and its cash flows for the year ended December 31, 2000 and the period of October 28, 1999 (inception) to December 31, 2000, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had no operations and has no established source or revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ Ovist & Howard
                                        Certified Public Accountants

January 29, 2001
Henderson, Nevada

NEVADA HOLDING GROUP, INC. (A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31, 2000
================================================================================

                                     ASSETS

CURRENT ASSETS:                                                        $     -0-
                                                                       --------

         TOTAL ASSETS                                                  $     -0-
                                                                       --------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:                                                   $     -0-

STOCKHOLDERS' EQUITY:
Common stock, $.001 par value, authorized
   50,000,000 shares; issued and outstanding at
   December 31, 2000 - 1,111,200 shares                                $  1,111

Additional paid-in-capital                                               83,831

Deficit accumulated during development stage                            (84,942)
                                                                       --------

         TOTAL STOCKHOLDERS' EQUITY                                          -0-
                                                                       --------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          -0-
                                                                       --------

                   See accompanying accountants' audit report
                        And notes to financial statements

NEVADA HOLDING GROUP, INC. (A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2000, AND THE PERIOD FROM
OCTOBER 28, 1999 (INCEPTION) TO DECEMBER 31, 2000
================================================================================

                                                                  Period from
                                                               October 28, 1999
                                               Year Ended       (Inception) to
                                           December 31, 2000   December 31, 2000
                                           -----------------   -----------------
INCOME:
  Revenue                                        $    -0-          $    -0-

Operating Expenses:
  Acquisition Costs                               70,850            70,850
  Bank Charges                                        33                82
  Consulting Fees                                 16,000            31,000
  Document Preparation                                -0-            7,500
  Filing Fees                                         -0-               75
  Meeting Expenses                                   127               127
  Organization Costs                               5,720             5,720
  Postage & Mailing                                  466               623
  Printing                                           380               733
  Supplies                                           395               577
  Travel                                             992             2,209
                                                 -------           -------

Total Operating Expenses                          94,963           119,496
                                                 -------           -------

INCOME FROM OPERATIONS                           (94,963)         (119,496)

OTHER INCOME:
  Interest Income                                 34,554            34,554
                                                 -------           -------

NET INCOME (LOSS)                                (60,409)          (84,942)

                   See accompanying accountants' audit report
                        And notes to financial statements

NEVADA HOLDING GROUP, INC. (A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM OCTOBER 28, 1999 (INCEPTION) TO DECEMBER 31, 2000
================================================================================

                               Common Stock     Additional  Deficit Accumulated
                           -------------------   Paid-In     During Development
                             Shares    Amount    Capital          Stage
                           ---------   -------   --------        -------
October 28, 1999
  Issued for cash and
  Services rendered          600,000   $   600   $  5,400      $      -0-

November 20, 1999
  Issued for cash            400,000       400     99,600             -0-

Net loss,
  October 28, 1999
  (inception) To
  December 31, 1999                                              (24,533)

February 25, 2000
  Issued for cash             91,700        92    326,586             -0-

April 17, 2000
  Issued for cash             19,500        19     77,981             -0-

Distribution of shares of
  Terra Moya Aqua, Inc.
  To shareholders                -0-        -0-  (425,736)            -0-

Net Loss,
  December 31, 2000                                              (60,409)
                           ---------   -------   --------        -------

Balance,
  December 31, 2000        1,111,200   $ 1,111   $ 83,831        (84,942)
                           =========   =======   ========        =======

                   See accompanying accountants' audit report
                        and notes to financial statements

NEVADA HOLDING GROUP, INC. (A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2000, AND THE PERIOD FROM
OCTOBER 28, 1999 (INCEPTION) TO DECEMBER 31, 2000
================================================================================

                                                                  Period from
                                                                October 28, 1999
                                               Year Ended        (Inception) to
                                           December 31, 2000   December 31, 2000
                                           -----------------   -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss                                    $  (60,409)          $  (84,942)
  Services received in exchange for
  Common stock                                        -0-               5,400
Changes in assets and liabilities:
  Organization costs                              66,730                   -0-
                                              ----------           ----------
NET CASH FLOWS FROM
  OPERATING ACTIVITIES:                            6,321              (79,542)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Decrease in loan receivable                      6,909                   -0-

CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock for cash              444,800              545,400
  Deferred offering costs paid                   (40,122)             (40,122)
  Distribution of Terra Moya Aqua, Inc.
    Shares to stockholders                      (425,736)             425,736)
                                              ----------           ----------
NET CASH FLOW FROM FINANCING ACTITIES:           (21,058)              79,542

  Net Decrease in Cash                            (7,828)                  -0-

CASH -- Beginning of Period                        7,828                   -0-
                                              ----------           ----------

CASH -- End of Period                                 -0-                  -0-

NON-CASH FINANCING ACTIVITIES:
  Common stock issued for services rendered           -0-               5,400
                                              ----------           ----------

                   See accompanying accountants' audit report
                        and notes to financial statements

NEVADA HOLDING GROUP, INC. (A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL SATATEMENTS
DECEMBER 31, 2000
SEE ACCOMPANYING ACCOUNTANT'S AUDIT REPORT
================================================================================

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY:

     The Company was incorporated under the laws of the State of Nevada on October 28, 1999. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company intends to become an international provider of electricity.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES:

     Accounting policies and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting for financial statements and federal income taxes.

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     3.   The Company has adopted a calendar year end.

NOTE 3 - GOING CONCERN:

     The Company's financial statements are prepared using the generally accepted accounting principals applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to raise substantial amounts of equity funds for use in its administration and general business activities.

NOTE 4 - SUBSEQUENT EVENT:

     Subsequent to December 31, 2000, the Company issued 591,000 shares of common stock at $.10 per share for additional working capital.

                                    PART III

                                INDEX TO EXHIBITS

Exhibit             Description
-------             -----------
  3(i)         Articles of Incorporation

  3(i)(a)      Amended Articles of Incorporation

  3(ii)        Amended By-laws of Corporation

  10.1         Stock Option Plan of Corporation

  10.2         Letter of Intent - Terra Moya Aqua, Inc

  10.3         10% Convertible Note - Terra Moya

  10.4         Demand for Exercise - Terra Moya

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


NEVADA HOLDING GROUP, INC.

Date: December 26, 2001



By /s/ Melanie S. Meinders
   -----------------------
   Melanie S. Meinders
   President and Director